UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 2, 2015

Commission File Number : 000-30354

HONG KONG TELEVISION NETWORK LIMITED

(Translation of registrant’s name into English)

13th Floor

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

New Territories

Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:     ☒  Form 20-F    ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:    ☐  Yes    ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Hong Kong Television Network Limited (the “Company”) is furnishing under cover of Form 6-K an announcement dated February 2, 2015 relating to the Business Update of the Company.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONG KONG TELEVISION NETWORK LIMITED

By:	/s/ Wong Nga Lai, Alice
	Name:	Wong Nga Lai, Alice
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: February 2, 2015

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

BUSINESS UPDATE

Further to the announcement made by Hong Kong Television Network Limited (“HKTV” or the “Company”) on 19 November 2014 in relation to the launch of the Company’s one-stop Over-The-Top platform, the board of directors (the “Board”) of the Company is pleased to announce that the HKTV Mall has formally commenced operation today, 2 February 2015.

In order to encourage purchases, the Company will launch a promotional campaign between 2 February 2015 and 15 February 2015. During that period, the approximately 1.23 million existing registered users will receive HK$100 Mall Dollar, which can be used as cash for shopping at the HKTV Mall on or before 31 March 2015. Any person who becomes a registered user of the HKTV Mall on or before 15 February 2015 will receive the same offer.

It is the Company’s objective to enhance the brand recognition of the HKTV Mall and stimulate increases in purchases by the registered users through the promotional campaign.

Shareholders of the Company and/or investors are advised to exercise caution when dealing in the Company’s securities.

By Order of the Board
Hong Kong Television Network Limited
Wong Wai Kay, Ricky
Chairman

Hong Kong, 2 February 2015

As at the date of this announcement, the Executive Directors are Mr. Wong Wai Kay, Ricky (Chairman), Mr. Cheung Chi Kin, Paul (Vice Chairman), Ms. To Wai Bing (Chief Executive Officer), Ms. Wong Nga Lai, Alice (Chief Financial Officer); and the Independent Non-executive Directors are Mr. Lee Hon Ying, John, Mr. Peh Jefferson Tun Lu and Mr. Mak Wing Sum, Alvin.